UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Telenor Signs Framework Agreement with Alvarion®. Dated February 19th, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Telenor Signs Framework Agreement with Alvarion®

TEL AVIV, Israel, February 19, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it has signed a framework agreement with Telenor Telecom Solutions AS, with an option for other Telenor subsidiaries and affiliates to purchase WiMAX solutions using this framework agreement.

As a Norwegian based ILEC, Telenor offers a wide portfolio of fixed-mobile and converged telecom services in the Nordic region, Eastern Europe and Asia-Pacific. Telenor has adopted WiMAX as one of several technologies for providing broadband coverage where the traditional fixed-line technologies are not suitable.

“Telenor belongs to the top 12 global mobile operators, and we are proud to be chosen by them,” said Tzvika Friedman, President and CEO of Alvarion. “The agreement between the two companies further demonstrates that WiMAX is the right technology for achieving optimized coverage in any kind of environment, and confirms again our strong position in the market with leading worldwide players.”

About Telenor
Telenor is an international provider of high quality mobile communications services to customers in 12 markets across Asia and Europe. Telenor is also a leading provider of fixed-line and media services in the Nordic countries. In September 2007 Telenor was named the top performing mobile operator on the Dow Jones Sustainability Indexes. The Telenor Group Headquarters are situated at Fornebu in Norway. Telenor’s shares are listed on the Oslo Stock Exchange (TEL).

About Alvarion
With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum® is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.